As Filed with the Securities and
Exchange Commission on December 30, 1999                        File No. 70-9095




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 10
                                       To
                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------
                                    CONECTIV
                         DELMARVA POWER & LIGHT COMPANY
                        CONECTIV RESOURCE PARTNERS, INC.
                          CONECTIV ENERGY SUPPLY, INC.
                           KING STREET ASSURANCE, LTD.
                              CONECTIV ENERGY, INC
                      800 King Street Wilmington, DE 19899

DELMARVA CAPITAL INVESTMENTS, INC.      ATLANTIC CITY ELECTRIC COMPANY
CONECTIV SERVICES, INC.                          6801 Black Horse Pike
CONECTIV COMMUNICATIONS, INC.           Egg Harbor Township, NJ 08234
DELMARVA SERVICES COMPANY
DCI I, INC.                             ATLANTIC GENERATION, INC.
DCI II, INC.                            ATLANTIC SOUTHERN PROPERTIES, INC
DCTC-BURNEY, INC.                       ATE INVESTMENT, INC
CONECTIV OPERATING SERVICES CO          CONECTIV THERMAL SYSTEMS, INC.
CONECTIV SOLUTIONS, LLC                 BINGHAMTON GENERAL, INC.
CONECTIV PLUMBING LLC.                  BINGHAMTON LIMITED, INC.
 252 Chapman Road                       PEDRICK GEN., INC
P.O. Box 6066                           VINELAND LIMITED, INC.
Newark, DE 19714                        VINELAND GENERAL, INC
                                        ATLANTIC JERSEY THERMAL SYSTEMS, INC
                                        ATS OPERATING SERVICES, INC.
                                                 5100 Harding Highway
                                                 Mays Landing, NJ 08330
-------------------------------------------------------------------------------
 (Names of companies filing this statement and address of principal executive offices)

                                    Conectiv
                 -----------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)
-------------------------------------------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:
Peter F. Clark                        Joyce Koria Hayes, Esquire
General Counsel                       7 Graham Court
Conectiv                              Newark, DE 19711
(address above)

The application-declaration as previously amended is hereby further amended and supplemented as follows:

Item 1 Description of the Proposed Transactions

 (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         On December 14, 1999, the Commission issued an order in this file permitting the application/declaration to become effective with respect to 1) extension of certain existing financing authorities to March 31, 2002, 2) increase in the amount of short-term debt to be issued by Conectiv to $1.3 billion, 3) reduction of the minimum consolidated common equity to consolidated total capitalization ratio that is a condition to all financings authorized pursuant to the order to 20% and 4) removal of a limitation on nonutility borrowings in the Money Pool limiting such borrowings to $25 million (the "Order"). Conectiv requested that, among other things, jurisdiction be reserved over the investment of up to $350 million in exempt wholesale generators ("EWGs") and the participation by King Street Assurance, Ltd. in the system money pool pending completion of the record1. The purpose of this filing is to complete the record with respect to these two matters. To that end:

Paragraph C. "AUTHORIZATION TO INVEST UP TO $350 MILLION IN EXEMPT WHOLESALE GENERATORS BY THE END OF THE AUTHORIZATION PERIOD" is hereby amended and restated to read as follows:

          Under the Delaware, Maryland, Virginia and New Jersey electric industry restructuring legislation, Delmarva Power & Light Company ("Delmarva") and Atlantic City Electric Company ("ACE") are in the process of exiting the business of generating electricity. Some of the generating facilities of Delmarva and ACE will be sold to third parties and some will be transferred to an affiliated generation company. Appropriate filings will be made with this Commission under the Act related to both types of transactions. Conectiv's strategic plan calls for the retention and development of flexible, low-cost generation that will back Conectiv's merchant capabilities. Approximately 1,412 MW of generating capacity owned by Delmarva and 1,177 MW of generating capacity owned by ACE will be transferred to non-affiliates. Approximately 1,401 MW of generating capacity owned by Delmarva and 544 MW of generating capacity owned by ACE will be transferred to a new affiliated generating company pursuant to another application that will also be filed shortly with this Commission. In addition, two projects are in development for the construction of additional generating units that will supplement the retained capacity. The output of the new projects will be sold at wholesale to the PJM Interconnection Pool or to a Conectiv affiliate, Conectiv Energy Supply, Inc. Since Delmarva is currently in the process of exiting the generating business and the new corporate structure for generation asset ownership is not as yet formed, investments in the development of the two new "mid-merit" generating projects must be and are appropriately made through an EWG, Conectiv Energy, Inc. ("CEI"). CEI, a previously inactive subsidiary, has been making

1 Conectiv continues to request that jurisdiction be reserved over the issuance by Conectiv of up to $750 million of long-term debt pending completion of the record with respect to that matter.

investments in the development of two projects involving combustion turbine generating facilities that, upon operation, will be eligible facilities that will qualify CEI as an EWG under Section 32 of the Act.

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system, if Rules 53(a),
(b), or (c) are satisfied. Rule 53(a) permits the Commission to authorize the issuance of securities to fund the acquisition of EWGs or FUCOs if the aggregate investment does not exceed 50% of the average consolidated retained earnings as reported for the four most recent quarterly periods on the holding company's Form 10-K or 10-Q. However, under Rule 53(b)(2), if the average consolidated retained earnings for the four most recent quarterly periods have decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWG's and FUCOs exceeds two per cent of the total capital invested in utility operations, Rule 53(a) does not apply. As a result of the write-downs due to electric industry restructuring that were incurred effective September 30, 1999, Conectiv's average consolidated retained earnings for the most recent four quarterly periods have decreased by more than 10% and, under Rule 53(b)(2), Conectiv's ability to issue securities pursuant to Rule 53 will disappear when the investment in EWGs (and FUCOs in which there currently is no investment) exceeds an amount equal to 2% of Conectiv's investment in utility operations. Currently, Conectiv has insignificant indirect interests in EWGs. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in the EWG Burney Forest Products, a Joint Venture. Conectiv or its subsidiaries have made no additional post-merger investments in this EWG. CEI has invested approximately $12 million as of December 20, 1999 in the two generating projects that will be eligible facilities. Current projections are that the investments in the new generating facilities could equal 2% of Conectiv's investment in utility operations by the end of January, 2000. Conectiv is therefore requesting an order authorizing the use of the proceeds from the issuance of securities for investments in EWGs aggregating no more than $350 million through the end of the Authorization Period. Currently, Conectiv has no intention of investing in FUCOs and requests this authorization for investments in EWGs only.

         As of March 31, 2002, at the end of the Authorization Period, a $350 million investment in EWGs would be approximately 145% of estimated average retained earnings for the preceding four quarters but only approximately 75% of estimated average retained earnings if the amount of ACE retained earnings that were not allowed to Conectiv under the merger accounting ($225 million) were added to retained earnings at the end of each quarter.

         As discussed more fully later, the proposed increase in financing authority for investments in EWGs: (1) will not have a substantial adverse impact upon the financial integrity of the Conectiv system, and (2) will not have an adverse impact on any utility subsidiary of Conectiv, or its customers, or on the ability of the state commissions to protect such subsidiary or customers. Conectiv will request letters from each of the retail regulators of its distribution subsidiaries indicating that regulator's assent to the proposed transaction.


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         Conectiv also undertakes not to seek recovery through higher rates to customers of utility subsidiaries to compensate it for any losses or inadequate returns it may sustain from the proposed investments.

         1.    History and Nature of Request

         All of the cases in which the Commission has granted registered holding companies authority to invest an amount in excess of 50% of retained earnings in EWGs and FUCOs have permitted the investment of an amount not exceeding 100% of retained earnings in both EWGs and FUCOs. The fact that Conectiv is requesting to invest only in domestic EWGs is an important distinction. As stated in American Electric Power, Holding Co. Act Release No. 26864 (April 27, 1998):
"The Commission has frequently noted that investment in FUCOs and foreign EWGs pose risks that do not arise in the domestic electric utility industry. In addition to various specific risks discussed below, foreign commercial activities entail country-specific risks related to political or economic conditions. AEP states that it has established comprehensive procedures to identify and limit, or mitigate, such risks. These procedures generally involve the project review process and risk mitigation measures described below . . ." See also, New Century Energies, Inc., Holding Co. Act. Release No. 26982 (Feb. 26, 1999); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Central and South West Corp., Holding Co. Act Release No. 26653 (Jan. 24. 1997); Southern Company, Holding Co. Act Release No. 26501 (April 1, 1996). Conectiv's decision to invest a defined amount of money in a specific type of domestic EWG, as described below, does not involve the extensive political, currency or legal risk that a foreign EWG or FUCO would involve and therefore does not require the extensive measures designed to mitigate those risks.

         2. Capital Allocation Decision

         Conectiv is proposing to invest a specified amount in two mid-merit combustion turbine generating facilities that, together with the retained facilities, will back Conectiv's merchant activities. Conectiv believes that the current status of supply and demand in the Regional Power Market indicates that usage continues to grow at a greater rate than new generation capacity. Based upon a review of the regional market, Conectiv believes that power usage will continue to grow for the next several years. Conectiv is presented with an opportunity to add new generation capacity with financial returns that are projected to exceed Conectiv's target investment hurdle rates with manageable risks. Accordingly, these projects satisfy the Company's asset backed "mid-merit" generation strategy and will enhance Conectiv's position in its core generation market. This is not a departure from but merely a continuation of the type of business in which the Conectiv System has engaged historically.

         3. Proposed Increase in Financing Authority

         For the reasons stated above, Conectiv hereby requests that the Commission exempt it from the requirements of Rule 53(a)(1) under the 1935 Act so that Conectiv can, directly or indirectly, invest up to $350 million in EWGs.

         Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding

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company that is unable to satisfy the requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that such proposal:

                  (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

                  (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

         The Commission has performed an analysis of the requirements of Rule 53(c) with respect to application-declarations filed by The Southern Company, Central and South West Corporation, GPU, Inc., Cinergy Corp., American Electric Power Company and New Century Energies, Inc. In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. As discussed more fully below, a comparison with Conectiv of those financial indicators used by those applicants, considering the size and market position of Conectiv relative to those applicants, demonstrates that the financial integrity of the Conectiv System is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the 50% requirement of Rule 53.

         Conectiv addresses each of the requirements of Rule 53(c) as follows:

         (1) The use of proceeds from the issuance of debt and equity securities of Conectiv to make investments in EWGs and the issuance of, or provision for, guarantees in connection therewith by Conectiv, in amounts of up to $350 million will not have a "substantial adverse impact" on the financial integrity of the Conectiv System. The lack of any "substantial adverse impact" on the System's financial integrity as a result of the proposed investments in EWGs can be demonstrated in several ways, including by analyses of historic trends in Conectiv's consolidated capitalization ratios and retained earnings and the market view of Conectiv's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by Conectiv to finance investments in EWGs in excess of the limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the Conectiv System.

         Briefly stated, Conectiv has a low-cost core electric and gas distribution business and is developing other diversified businesses that will enhance the potential for substantial long-term earnings growth. Conectiv's consolidated capitalization and interest coverage ratios are within industry ranges for similarly rated companies.

         (a) Investment of up to $350 million in EWGs would still represent a relatively small commitment of capital for a company the size of Conectiv, based on various key financial ratios. For example, investments of this amount would be equal to only 10.3% of Conectiv's total capitalization (approximately $3.4 billion), 5.8% of total consolidated assets (approximately $6.0 billion), and 20.3% of the market value of Conectiv's outstanding common stock ($1.7 billion) all as of September 30, 1999. Such percentages are lower than those of Southern Company as of December 31, 1995 (16.3%, 11.0% and 20.4%, respectively) and those of CSW as of June 30, 1995 (23%, 14% and 31%, respectively) described by the Commission in their respective Orders as "a relatively small commitment of capital." Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Inc., Holding Co. Act Release No. 29682 (Feb. 26, 1999).

         (b) Until the September 30, 1999 charge to earnings resulting from electric utility industry restructuring, Conectiv's consolidated retained earnings had grown by 14.5% since the company was formed. Conectiv's consolidated retained earnings had grown from $252.6 million on March 31, 1998 to $289.1 million on June 30, 1999, an increase of $36.5 million. If the $224.7 million of ACE retained earnings disallowed to Conectiv as a result of the merger accounting had been retained, Conectiv would currently have $239.1 million in retained earnings instead of only $14.4 million.

         (c) The market's assessment of Conectiv's future growth and earnings also compares favorably to other similarly situated issuers. Conectiv is in very sound financial condition. Following an early 1999 announcement of a dividend reduction, a common stock self-tender, and the future sale of generating assets (discussed in detail in the Dividend File), both Standard and Poor's and Moody's confirmed the stable ratings outlook for Conectiv, ACE and Delmarva. Conectiv does not believe that the September 30, 1999 writedown of assets will have an impact on the Company's ratings. Below are the ratings for unsecured long-term debt and short-term debt, respectively:

         Agency         Conectiv        Delmarva         ACE
         --------       --------       --------        --------
         Moody's         Baa1/P-2        A3/P-1        Baa1/P-2
         S & P           BBB+/A-2        A-/A-1        BBB+ /A-2

         (d) Only one of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any Conectiv associate company; and (2) Conectiv has never reported an "operating loss" attributable to investments in EWGs. However, the average consolidated retained earnings for the four most recent quarterly periods has decreased by more than 10 percent from the average for the previous four quarterly periods, which gives rise to the need for this application declaration.

         (e) Numerous financial indicators show the financial strength of Conectiv. For example, Conectiv's earnings per share and return on average common equity were $1.68 and 9.2%, respectively, for the year ended 1998, excluding employee separation and other merger related costs.

         (2) The proposed increased use of financing proceeds to invest in EWGs will not have an "adverse impact" on any of Conectiv's public-utility companies, their respective customers, or on the ability of the four State commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers.

The conclusion that the System's public-utility companies and their customers will not be adversely impacted by increased levels of investment in EWGs is supported by internal estimates of the projected need for equity capital from Conectiv for the next three years and the proven effectiveness of State commission oversight, together with the affirmation by the State commissions of New Jersey, Delaware, Maryland and Virginia that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact. In addition,

    (a) All of Conectiv's investments in EWGs will be segregated from the System's public-utility companies. The utilities are, and are currently expected in the future to remain, insulated from the direct effects of investments by Conectiv in EWGs. No System utility owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any EWG, in which Conectiv owns any interest, no System utility intends to do so in the future, and any losses that may be incurred by such projects would have no effect on domestic rates of any System utility. In this regard, as previously noted, Conectiv represents that it will not seek recovery through higher rates to the System's utility customers in order to compensate Conectiv for any possible losses that it may sustain on investments in EWGs or for any inadequate returns on such investments.

    (b) Investments in EWGs and FUCOs will not have any negative impact on the System utilities' ability to fund operations and growth. The System's three-year projections do not contemplate any extraordinary capital requirements on the part of utility subsidiary companies.

    (c) Conectiv will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of System utility employees in connection with providing services to EWGs and FUCOs. An increase in the permissible level of investment in EWGs is not anticipated to have any impact on utilization of System utility employees. The System utilities have not increased and will not increase staffing levels to support the operations of EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by Conectiv Resource Partners, Inc. and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Conectiv. Accordingly, the need for the support of personnel provided by the System utilities is expected to be modest.

    (d) Conectiv believes that the four State commissions of New Jersey, Delaware, Maryland and Virginia having jurisdiction over the System's public-utility companies are able to protect utility customers within their respective states. To provide the Commission with added assurances, representatives of Conectiv have contacted each of the affected state commissions and requested them to provide the Commission with letters certifying that the state commission has jurisdiction over the respective System public-utility companies and that the state commission will protect ratepayers from any adverse effect or costs that might result from Conectiv's investments in EWGs.

         Conectiv has included in this Application-Declaration certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. Conectiv believes that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs on other transactions for which Conectiv will require authorization:

         Conectiv will file certificates under rule 24 within 60 days after the end of each calendar quarter, beginning with the quarter ending December 31, 1999, providing:

         a. a computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of Conectiv's aggregate investment in EWGs;

         b. a statement of this aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, market value of common equity and retained earnings per books and adjusted to add back the ACE retained earnings not allowed to Conectiv under the merger accounting, all as of the end of that quarter;

         c. consolidated capitalization ratios as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the Exempt Entities, to the extent normally consolidated under applicable financial reporting rules;

         In all other ways, Conectiv meets the requirements of Rule 53. Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. No more than 2% of the employees of Conectiv's domestic public-utility companies will render services, directly or indirectly, to any EWGs in which Conectiv, directly or indirectly, has an interest, thereby satisfying Rule 53(a)(3). Copies of this Post-effective Amendment and every certificate filed pursuant to Rule 24 will be submitted to the New Jersey Board of Public Utilities, the Delaware Public Service Commission, the Virginia State Corporation Commission, and the Maryland Public Service Commission, the only regulatory agencies having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

Paragraph D. "ELIMINTATION OF LIMITATION ON PERMISSABLE MONEY POOL BORROWING BY NONUTILITIES AND ADDITION OF KING STREET ASSURANCE, LTD TO THE MONEY POOL" is hereby amended and restated as follows:

         The Ordrer issued by the Commission on December 14, 1999 authorized the removal of a limitation on nonutility borrowings in the Money Pool limiting such borrowings to $25 million. Conectiv had requested in the application/declaration that, among other things, jurisdiction be reserved over the addition of KSA to the Conectiv Money Pool.

      Under the terms of the Financing Order, the Money Pool was established to permit certain subsidiaries with excess funds to lend to the Money Pool and subsidiaries in need of funds to borrow from the Money Pool, thus utilizing all available cash and limiting the Conectiv System's need to use external short-term borrowing to fund working capital needs. Only those subsidiaries (other than Conectiv Communications (an Exempt Telecommunications Company) and Conectiv Energy, Inc. (an EWG)) that are specifically listed as parties to this application/declaration may participate in the Money Pool. New subsidiaries may only be added as participants pursuant to a Supplemental Order.

      King Street Assurance Ltd. ("KSA") is a new subsidiary that was formed as an insurance company incorporated in Bermuda to reinsure appliance warranties under the authority that KSA has as a subsidiary of Conectiv Solutions, Inc.2 Authorization is requested to add KSA to the Money Pool. To the extent that the laws governing insurance companies in Bermuda permit excess funds to be invested in the Money Pool, KSA would invest excess funds in the Money Pool, which would again decrease the need for outside borrowing by the Conectiv system. The Commission is requested to remove the reservation of jurisdiction over the addition of KSA to the Money Pool.

E.  SUMMARY OF REQUESTED ACTION:

           Conectiv requests that this Commission authorize:

-        Investments of up to $350 million in EWGs through the Authorization
         Period.

-        The addition of KSA to the Money Pool.

         The Commission is requested to reserve jurisdiction over the following authorities pending completion of the record:

- An increase in the level of Conectiv's long-term debt authorization from $500 million to $1 billion increasing the level of long-term debt subject to the reservation of jurisdiction from $250 million to $750 million with the understanding that to the extent that any of the incremental $500 million is eventually authorized and issued, the proceeds will be used to pay down short-term debt.


         2 By Order dated August 10, 1999 (Release No. 27059) Conectiv was authorized to transfer the ownership of ATE Investment, Inc. ("ATE") to either Conectiv Services, Inc ("CSI") or Conectiv Solutions, Inc. ("Solutions") depending upon whether the merger of Solutions into CSI had occurred. On August 11, 1999, Conectiv transferred all shares of Common Stock of ATE held by Conectiv to Solutions as a capital contribution. Simultaneously, ATE formed KSA for the purpose of reinsuring appliance warranties related to the heating, air conditioning and ventilation business. Under the Merger Order, Solutions is authorized to conduct such activities directly or indirectly through subsidiaries. KSA was funded by the contribution to KSA by ATE of the limited partnership interest in Enertech Capital Partners LP, a venture capital fund investing in various energy-related and telecommunications technologies as also authorized for Solutions or its subsidiaries under the terms of the Merger Order. An application-declaration has been filed seeking authorization to expand the reinsurance activities of KSA (File No. 70-9573). A notice of the proposed expansion was issued on December 16, 1999 (HCAR No 27115)

Item 2.    Fees, Commissions and Expenses.

         Item 2(a) as previously filed is revised to read as follows:

         (a) The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

Fees of Conectiv Resource Partners, Inc.     $2,000
Fees of outside counsel ................     $1,000
Miscellaneous expenses .................     $1,000
                                             ------
TOTAL ..................................     $4,000

Item 5.      Procedure

         Item 5(a) as previously filed is hereby amended to read as follows:

         Conectiv requests that the Commission issue its order permitting this application/declaration to become effective not later than January 21, 2000.

Item 6.     Exhibits and Financial Statements.

         The list of exhibits and financial statements is revised as follows:

         (a) Exhibits:

         A  Not applicable
         B  Not applicable
         C  Not applicable
         D  Not applicable
         E  Not applicable
         F  Preliminary opinion of counsel (to be filed by amendment)
         G  Revised Form of Federal Register notice (Previously filed.)

         (b) Financial Statements (Previously filed)


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
                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 10 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


DATE: December 30, 1999                            CONECTIV
                                           DELMARVA POWER & LIGHT COMPANY
                                           CONECTIV RESOURCE PARTNERS, INC.
                                           CONECTIV ENERGY SUPPLY INC.
                                           KING STREET ASSURANCE, LTD.
                                           CONECTIV ENERGY, INC.
                                           DELMARVA CAPITAL INVESTMENTS, INC.
                                           CONECTIV SERVICES, INC.
                                           CONECTIV COMMUNICATIONS, INC.
                                           DELMARVA SERVICES COMPANY
                                           DCI I, INC.
                                           DCI II, INC.
                                           DCTC-BURNEY, INC.
                                           CONECTIV OPERATING SERVICES COMPANY
                                           CONECTIV SOLUTIONS, LLC
                                           CONECTIV PLUMBING, LLC
                                           ATLANTIC CITY ELECTRIC COMPANY
                                           ATLANTIC GENERATION, INC.
                                           ATLANTIC SOUTHERN PROPERTIES, INC.
                                           ATE INVESTMENT, INC.
                                           CONECTIV THERMAL SYSTEMS, INC.
                                           BINGHAMTON GENERAL, INC.
                                           BINGHAMTON LIMITED, INC.
                                           PEDRICK GEN., INC.
                                           VINELAND LIMITED, INC.
                                           VINELAND GENERAL, INC.
                                           ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                           ATS OPERATING SERVICES, INC.


                                           By/s/Philip S. Reese
                                           ------------------------
                                                Philip S. Reese
                                                Vice President and Treasurer



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